BOWATER INCORPORATED AND SUBSIDIARIES
Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Three Months Ended March 31,
	2006	2005
Earnings:
Loss before income taxes, minority interests and cumulative effect of accounting change	$(3.1)	$(8.1)
Add: Fixed charges from below	52.7	52.2
Less: Capitalized interest	1.3	0.1

	$48.3	$44.0

Fixed Charges:
Interest expense, net of interest capitalized	49.4	50.2
Capitalized interest	1.3	0.1
Estimate of interest within rental expense	0.8	0.4
Amortized premium and discounts related to indebtedness	1.2	1.5

	$52.7	$52.2

Deficiency of Earnings to Fixed Charges	4.4	8.2